:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 001-32564

CUSIP NUMBER 46614H400

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

JER Investors Trust Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1650 Tysons Boulevard, Suite 1600
Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

JER Investors Trust Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Annual Report”) by the prescribed due date of March 16, 2009 without incurring unreasonable effort and expense. The Company requires additional time to complete its 2008 audited financial statements. The officers of the Company responsible for reviewing and certifying financial and other information to be included in the Annual Report have been required to commit substantial time to a contemplated equity raise, which was announced by the Company on March 3, 2009. Management is currently conducting a roadshow in connection with this equity raise. This delay in filing the Annual Report could not have been avoided without unreasonable effort or expense to the Company. Management expects to file the Annual Report on or before March 31, 2009.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Michael McGillis	703	714-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the annual period ended December 31, 2008 will reflect significant changes from its results of operations for the annual period ended December 31, 2007.

As previously reported and discussed more fully in the Company’s 2008 earnings release furnished to the SEC on a Current Report on Form 8-K on March 3, 2009, the Company’s net loss was $254.2 million for the twelve months ended December 31, 2008, compared to net income of $23.1 million for the twelve months ended December 31, 2007. As of March 2, 2009, the Company had approximately $1.8 million in unrestricted cash.

If the Company’s contemplated capital raise is not successful, the Company may be required to pursue other measures in order to maintain and enhance its liquidity for the next twelve months. There are no assurances that the Company will be able to do so, which would negatively affect its ability to fund its operations.

JER Investors Trust Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 12, 2009	By:	/s/ J. Michael McGillis
Name: J. Michael McGillis Title: Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).